UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

FORM 12b-25

Commission File Number 000-53496
NOTIFICATION OF LATE FILING
(Check One): ☒  Form 10-K    ☐ Form 20-F ☐  Form 11-K  ☐  Form 10-Q  ☐ Form 10-D ☐ Form N-SAR
    ☐ Form N-CSR
For Period Ended:   December 31, 2010

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR

☐ Transition Report on Form 11-K
For the Transition Period Ended:
Read Instruction(on back page) before preparing form.  Please print or type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION
Full name of registrant    Valiant Health Care, Inc.
Former name if applicable

Address of principal executive office (Street and Number)
                                   3111 N. University Drive, Suite 625
City, state and zip code   Coral Springs, Florida  33065
PART II
RULE 12b-25 (b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check appropriate box.)
_______________
☒
(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE
State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

The Company is unable to complete the audit of its financial statements for the year ended December 31, 2010 and the Annual Report on Form 10-K without unreasonable effort and expense.  As previously reported in November 2010, the Company entered into a stock purchase agreement with Atlantic Medical Supply, Inc., and as a result of this transaction, audited financial statements are being prepared for Atlantic Medical at the same time, which has been a timely undertaking that has delayed the completion of the Company’s audit and Form 10-K.  The Company intends to file the Form 10-K no later than April 14, 2011.

PART IV
OTHER INFORMATION
(1)  Name and telephone number of person to contact in regard to this notification

Jon H. Klapper	(954)	755-5564
(Name)	(Area Code)	(Telephone Number)
(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).
                                                                                                                                          ☒ Yes   ☐ No
(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                                                                                          ☐ Yes ☒ No
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Valiant Health Care, Inc.

(Name of Registrant as Specified in Charter)
Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2011	By:	/s/ Steven Turner
Steven Turner
President